UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                      CATALYST VIDALIA HOLDING CORPORATION
                      ------------------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

     SEE ATTACHMENT A

     2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     SEE ATTACHMENT A

     3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

     (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     SOLD 732,217,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

     (B) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

     SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

     (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

     SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

     (D) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

     PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

     4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

     NONE

     (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

     NONE

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     NOT APPLICABLE

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     NONE

     (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

     NOT APPLICABLE

                                    EXHIBIT A

     A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

     SEE ATTACHED EXHIBIT A

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 19th day of February, 2002.

                                            CATALYST VIDALIA HOLDING CORPORATION
                                            ------------------------------------
                                                     (Name of claimant)


                                            By          /s/ JACK R. SAUER
                                                --------------------------------
                                                          Jack R. Sauer
                                                          Vice President

CORPORATE SEAL

Attest:

                  /S/ ELSIE SUGIHARTO
                -----------------------
                    Elsie Sugiharto
                      Accountant


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



        JACK R. SAUER                VICE PRESIDENT
---------------------------------------------------
           (Name)                        (Title)

                c/o Century Power, LLC
              3900 Park Avenue, Suite 102
                   EDISON, NJ 08820
---------------------------------------------------
                      (Address)


                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B

                                                                    ATTACHMENT A

                      CATALYST VIDALIA HOLDING CORPORATION

                              Statement by Claimant

1.   Catalyst  Vidalia  Holding  Corporation  (the  "Claimant")  is a  Louisiana
     corporation. The Claimant's location is 3900 Park Avenue, Suite 102, Edison, NJ 08820. The nature of its business is a 100% ownership interest in Catalyst Vidalia Corporation, a Louisiana corporation ("Catalyst Vidalia"), which owns a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam (the "Partnership"). The Claimant is also the sole member of Vidalia Holding, LLC (a Louisiana Limited Liability Company) which on July 15, 1999 acquired from the limited partner of the Partnership, 50% of the limited partner's 50% ownership in the Partnership. As of result of this transaction, the Claimant owns a 75% undivided interest in the Partnership. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant owns 100% of Catalyst Vidalia. Catalyst Vidalia is the sole general partner of the Partnership. Catalyst Vidalia owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership. The Claimant is also the sole member of Vidalia Holding, LLC which owns a 25% undivided interest in the Partnership.

     The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Entergy Services, Inc.'s existing substation, just west of Vidalia.

     In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues form Project

                                                                    ATTACHMENT A


     operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A

                      CATALYST VIDALIA HOLDING CORPORATION
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A





Exhibit A1 - Catalyst Old River  Hydroelectric  Limited Partnership audited 2001 financial statements

Exhibit A2 - Catalyst Vidalia Corporation unaudited 2001 financial statements

Exhibit A3 - Catalyst Vidalia Holding  Corporation  unaudited 2001  consolidated financial statements

Exhibit A4 - Catalyst Vidalia Holding  Corporation  unaudited 2001 consolidating financial statements

                                                                      EXHIBIT A1


              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 2001 FINANCIAL STATEMENTS


The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 19, 2002.

                                                                      EXHIBIT A2



                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 2001 FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 19, 2002.

                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                     ASSETS
                                     ------
                                                     December 31,   December 31,
                                                        2000           2001
                                                     ----------     ----------
Cash and cash equivalents                            $      384     $      678
Investment in CORHLP - GP interest                      141,452        143,763
Investment in CORHLP - LP interest                       29,205         30,360
Receivable from DCI plus accrued interest                22,911         22,674
Management fee and interest receivable -  CORHLP          2,469          3,899
Other assets                                                 96            144
                                                     ----------     ----------
         Total assets                                $  196,517     $  201,518
                                                     ==========     ==========


                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------
Liabilities:
       Due to affiliates under tax sharing agreement $    --        $    6,268
       Management fee payable  GLP                          780          1,170
       Intercompany  payable to TCG                         900          1,866
       Note payable to DCI plus accrued interest         24,443         25,771
       Note payable to TCG plus accrued interest         38,347         38,733
       Deferred income tax liability                     11,170           -
                                                     ----------     ----------
         Total liabilities                               75,640         73,808
                                                     ----------     ----------

Stockholder's equity:
       Common stock                                       --             --
       Participating preferred stock                        134            134
       Additional paid-in capital                       110,591        110,591
       Retained earnings                                 10,152         16,985
                                                     ----------     ----------
         Total stockholder's equity                     120,877        127,710
                                                     ----------     ----------
         Total liabilities and stockholders equity   $  196,517     $  201,518
                                                     ==========     ==========

                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                                        Year Ended
                                                       December 31,
                                              ------------------------------
                                                 2000               2001
                                              -----------        -----------
Revenues:
      Equity interest in operating
         results of CORHLP                    $   (11,403)       $     3,466
      Management fee from CORHLP                    1,969              2,050
      Interest income DCI                           1,569              1,106
      Interest income                                 111                171
                                              -----------        -----------
                                                   (7,754)             6,793
                                              -----------        -----------

Expenses:
      General and administrative                       80                 57
      Management consulting fees  GLP                 750                750
      Interest expense DCI                          1,328              1,327
      Interest expense TCG                          2,420              1,686
      Interest expense on state taxes                  62               --
      Other expense                                     8                  8
                                              -----------        -----------
                                                    4,648              3,828
                                              -----------        -----------

Pre tax income (loss)                             (12,402)             2,965

Tax (provision) benefit                             4,960               (774)
                                              -----------        -----------

Net income (loss)                             $    (7,442)       $     2,191
                                              ===========        ===========

                                                                      EXHIBIT A3


               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                                                  Year Ended
                                                                 December 31,
                                                           ------------------------
                                                              2000          2001
                                                           ----------    ----------
Cash flows provided by (used in) all operations:
   Net income (loss)                                       $   (7,442)   $    2,191
   Intercompany taxes                                          (5,525)         (260)
   Adjustments to reconcile net income (loss) to net
    cash provided by (used  in) all activities:
       Equity interest in operating results of CORHLP          11,403        (3,466)
       Changes in assets and liabilities:
           Note receivable DCI plus accrued interest              (41)          237
           Management fee receivable  CORHLP                   (1,312)       (1,430)
           Intercompany payable to TCG                            400           966
           Note payable DCI plus accrued interest               1,327         1,328
           Note payable TCG plus accrued interest                 920           386
           Management fee payable  GLP                            380           390
           Other assets and liabilities, net                      (30)          (48)
                                                           ----------    ----------
Net cash provided by all activities                                80           294

Cash and cash equivalents beginning of the period                 304           384
                                                           ----------    ----------
Cash and cash equivalents at end of period                        384    $      678
                                                           ==========    ==========

                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                    UNAUDITED

                                                        Shares of                  Additional
                                    Shares            Participating  Participating    Paid
                                  of Common   Common    Preferred      Preferred        In      Retained
                                    Stock     Stock       Stock          Stock       Capital    Earnings
                                   -------   --------    --------       --------     --------   -------
Balance December 31, 1999            1,000   $    --     133,593       $     134     $110,591   $ 17,594

Net loss                            (7,442)
                                   -------   --------    --------       --------     --------    -------

Balance December 31, 2000            1,000        --      133,593            134      110,591     10,152

Prior period adjustment for
 tax sharing agreement                                                                             4,642

Net income                           2,191
                                   -------   --------    --------       --------     --------    -------

Balance December 31, 2001            1,000   $    --      133,593       $    134     $110,591   $ 16,985
                                   =======   ========    ========       ========     ========   ========

                                   EXHIBIT A4

                      CATALYST VIDALIA HOLDING CORPORATION
                              VIDALIA HOLDING, LLC

                          CATALYST VIDALIA CORPORATION

               CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2001

                             (DOLLARS IN THOUSANDS)

                                                                           Consolidation entries
                                                                CVHC       ---------------------    Consol-
                                                    CVC        VH LLC        Debit      Credit      idated
                                                 ----------  ----------    ---------  ----------  -----------
 Cash                                                   583          94            1                      678

 Accounts receivable:
   Mgmt  fee receivable CORHLP                        3,646                                             3,646
   Interest  receivable CORHLP                          253                                               253
   Interest receivable DCI                                          174                                   174

 Note receivable DCI                                             22,500                                22,500

  CORHLP                                             42,059      30,360      111,942      10,238      174,123
  CVC                                                           116,298       41,975     158,273           --

 Deferred income tax benefits:
  Federal                                                                      4,809       4,809           --
  State                                                                        1,182       1,182           --

 Start-up costs net of amortization                                  20                                    20

  Other assets                                                                                             --
   Prepaid taxes                                        122           2                                   124
 Intercompany account                                                                         --           --
                                                 ----------  ----------    ---------  ----------  -----------

                                                     46,663     169,448      159,909     174,502      201,518
                                                 ==========  ==========    =========  ==========  ===========

 Accounts payable and accrued expenses                                                                     --
 Due to from affiliate - tax sharing                  4,850       1,418                                 6,268
 Management fee payable GLP                           1,170                                             1,170
 Intercompany payable - TCG, Inc.                     1,285         581           --          --        1,866
 Note payable TCG,Inc                                            38,483                                38,483
 Interest payable TCG,Inc                                           250                                   250
 Note payable DCI                                                22,500                                22,500
 Interest payable DCI                                             3,271                                 3,271
 Federal and state income taxes pay - I/C                                     18,614      18,614           --
 Deferred income taxes payable                                                24,283      24,283           --
                                                 ----------  ----------    ---------  ----------  -----------

  Total liabilities                                   7,305      66,503       42,897      42,897       73,808
                                                 ----------  ----------    ---------  ----------  -----------

 Common stock                                                                                              --
 Participating preferred stock                                      134                                   134
 Additional paid-in capital                                     110,591           --                  110,591
 Retained earnings - pre November 5, 1991             1,331                    1,331                       --
 Retained earnings - post November 5, 1991           38,027      (7,780)      69,603      56,341       16,985
                                                 ----------  ----------    ---------  ----------  -----------

                                                     39,358     102,945       70,934      56,341      127,710
                                                 ----------  ----------    ---------  ----------  -----------

 Total liabilities and stockholders equity           46,663     169,448      113,831      99,238      201,518
                                                 ==========  ==========    =========  ==========  ===========

                                                                      EXHIBIT A4

                      CATALYST VIDALIA HOLDING CORPORATION
                              VIDALIA HOLDING, LLC

                          CATALYST VIDALIA CORPORATION

                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (DOLLARS IN THOUSANDS)

                                                                           Consolidation entries
                                                                CVHC       ---------------------    Consol-
                                                    CVC        VH LLC        Debit      Credit      idated
                                                 ----------  ----------    ---------  ----------  -----------
                                                  ---------- ----------    ---------  ----------  -----------
Revenue
 Equity interest in operating results-
  Catalyst Old River Hydroelectric Ltd. Ptr           2,311      1,155                                3,466
  Catalyst Vidalia Corporation                                   3,292         3,292                     --
  Management fee  - CORHLP                            2,050                                           2,050
 Interest income CORHLP mgmt fee                        155                                             155
 Interest income DCI                                             1,106                                1,106
  Interest income - other                                14          2                                   16
 Other, net                                                                                              --
                                                  ---------  ---------     ---------  ---------   ---------

    Total Income                                      4,530      5,555         3,292         --       6,793
                                                  ---------  ---------     ---------  ---------   ---------

 General and administrative                              11         46                                   57
 Management consulting fees                             750                                             750
 Amortization of start-up costs                                      8                                    8
 Interest expense TCG                                            1,686                                1,686
 Interest expense DCI                                            1,327                                1,327
 Interest expense on State taxes                                                                         --
                                                  ---------  ---------     ---------  ---------   ---------

    Total Expenses                                      761      3,067            --         --       3,828
                                                  ---------  ---------     ---------  ---------   ---------

Pretax income (loss)                                  3,769      2,488         3,292         --       2,965

Tax (provision) benefit                                (477)      (297)           --       (774)
                                                  ---------  ---------     ---------  ---------   ---------

Net income (loss)                                     3,292      2,191         3,292         --       2,191
                                                  =========  =========     =========  =========   =========

                                                                      EXHIBIT A4

                                      CVHC
                          CONSOLIDATING JOURNAL ENTRIES
                                     (000'S)
                                    12/31/01


 1.*   Retained Earnings                                31,482
       Investment in CVC                                               31,482

       Reverse CVCH's equity pick-up of CVC
       11/5/91-12/31/99

1a.    Equity pick-up of CVC                             3,292
       Investment in CVC                                                3,292

       Reverse CVCH's equity pick-up of CVC
       1/1-12/31/00

 2.    Management fee income-CVHC
       Management fee expense-CVC

       Offset CVC management fee expense against CVHC management fee income

 3.    Provision for Taxes - Federal & State
       Retained Earnings
       Deferred Taxes Payable                                              --

       Record Top Side Tax Provision

   *   Historical

 4.    Management fee payable                               --
       Management fee receivable                                           --

       Reverse CVC's management fee payable to CVHC against CVHC's management fee receivable from CVC.

 5.    Investment in CORHLP                            111,942
       Federal income taxes payable-I/C account         10,338

       Additional paid in capital                           --

       Retained earnings pre 11/15/91                    1,331

       Deferred FIT receivable                                            112

       I/C account                                                         --
       Investment in CVC                                              123,499

       Record original investment elimination and purchase, adjusted for 77,450 dividend prior to 98, price accounting as of 11/5/91.

                                                                      EXHIBIT A4

                                      CVHC
                          CONSOLIDATING JOURNAL ENTRIES
                                     (000'S)
                                    12/31/01

 6.    Retained earnings post 11/5/91                    3,292
       2001 consolidating P/L entries                                   3,292

       Record 2001 P/L consolidating entries against retained earnings


 7.    Deferred Taxes Payable                              477
       Retained Earnings
       Tax Provision                                                      477

       Eliminate Effect of CVC Taxes Payable

 8.    Receivable from TCG, Inc.                                          --
       Intercompany Payable - TCG, Inc.                     --

       To offset the receivable against the payable.

 9.*   Retained Earnings                                10,238
       Investment in CORHLP                                            10,238

       To lower investment basis in CORHLP
       to correct amount.

10.*   Investment in CVC                                19,516
       Retained Earnings                                               19,516

       To reverse book entry for consolidation

                                                                      EXHIBIT A4

                                      CVHC
                          CONSOLIDATING JOURNAL ENTRIES
                                     (000'S)
                                    12/31/01

11*. FIT Payable - I/C account                           7,316
     Retained Earnings                                                  7,019
     Deferred FIT receivable                                              241
     Deferred State tax receivable                                         56
     DIT payable - Federal I/C account                   3,101
     DIT payable - State  I/C account                      322
     Retained Earnings                                                  3,423
     Federal income taxes payable-I/C account              775
     State income taxes payable-I/C account                185
     Deferred FIT receivable                                              775
     Deferred State receivable                                            185
     Deferred tax asset-FIT                              4,809
     Deferred tax asset-State                            1,182
     Deferred tax liability-FIT                            629
     Deferred tax liability-State                          161
     Retained earnings post 11/5/91                        323
     Income taxes payable-I/C                                           7,104
     Deferred Tax Provision-1996                         3,924
     Retained Earnings                                                  3,924
     Deferred Income Tax Payable                         4,622
     Deferred Income Tax Receivable - Fed.                              3,681
     Deferred Income Tax Receivable - State.                              941

     To consolidate prior consolidation entries 3,4,7,8,10,11.

12.  Deferred Income Taxes                               7,341
     Income Taxes Payable                                               7,341

     To Zero Out Income tax payable

13.  Investment in CVC                                  22,459
     Retained Earnings                                                 22,459

          Consolidation entry for dividend

                                                                     EXHIBIT B

                            THE CATALYST GROUP, INC.
                      ORGANIZATION AD OF DECEMBER 31, 2001

                                       STATE OF
NAME                                   INCORPORATION          LOCATION OF BUSINESS   NATURE OF BUSINESS
-----------                            -------------          --------------------   ------------------
Ronald W. Cantwell                     N/A                     N/A                   100% ownership of The Catalyst Group, Inc.
  (Individual)

The Catalyst Group, Inc.               Louisiana               Edison, NJ            100% ownership of Catalyst Vidalia Acquisition
                                                                                     Corporation.

Catalyst Vidalia Acquisition           Louisiana               Edison, NJ            100% ownership of Catalyst Vidalia Holding
  Corporation ("CVAC")                                                               Corporation and the sole member of Century
                                                                                     Power, LLC.

Century Power, LLC                     Louisiana               Edison, NJ            Owns 100% of the CVHC Participating
                                                                                     Preferred Stock

Catalyst Vidalia Holding               Louisiana               Edison, NJ            100% ownership of Catalyst VidaliaCorporation
  Corporation ("CVHC")                                                               and the sole member of Vidalia Holding, LLC.

Vidalia Holding, LLC                   A Louisiana             Edison, NJ            Limited Partner of Catalyst Old River
                                       Limited Liability                             Hydroelectric Limited Partnership with a 25%
                                       Company                                       undivided interest.

Catalyst Vidalia Corporation           Louisiana               Edison, NJ            General Partner of Catalyst Old River
                                                                                     Hydroelectric Limited Partnership
                                                                                     with 50% undivided interest in and
                                                                                     100% voting interest in such
                                                                                     partnership.

Catalyst Old River Hydroelectric       A Louisiana Limited     Vidalia, LA           Lessee of a 192 megawatt hydroelectric
  Limited Partnership                  Partnership                                   facility in Concordia Parish, Louisiana.

Catalyst Construction Corporation      Delaware                --                    Inactive, owned 100% by CVAC
  of Connecticut

Catalyst Energy Construction           Delaware                --                    Inactive, owned 100% by CVAC
  Corporation

Catalyst Waste-to-Energy Corporation   Delaware                --                    Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines           Connecticut             --                    Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation    Delaware                --                    Inactive, owned 100% by CVAC

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